Exhibit 12.1

SunGard

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2015	2014	2015
Fixed charges
Interest expense	$68	$68	$136	$135
Amortization of debt issuance costs and debt discount	4	4	11	8
Portion of rental expense representative of interest	5	5	10	9
Undeclared preferred stock dividend of SunGard Capital Corp. II before income taxes (at effective rate)	67	52	118	122

Total fixed charges	$144	$129	$275	$274

Earnings
Income (loss) from continuing operations before income taxes	$5	$39	$(419)	$83

Fixed charges per above	144	129	275	274

Total earnings	$149	$168	$(144)	$357

Ratio of earnings to fixed charges	1.0	1.3	*	1.3

*	Earnings for the six months ended June 30, 2014 were inadequate to cover fixed charges by $419 million.

SunGard Capital Corp. II

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2015	2014	2015
Fixed charges
Interest expense	$68	$68	$136	$135
Amortization of debt issuance costs and debt discount	4	4	11	8
Portion of rental expense representative of interest	5	5	10	9

Total fixed charges	$77	$77	$157	$152

Earnings
Income (loss) from continuing operations before income taxes	$5	$39	$(419)	$83

Fixed charges per above	77	77	157	152

Total earnings	$82	$116	$(262)	$235

Ratio of earnings to fixed charges	1.1	1.5	*	1.5

*	Earnings for the six months ended June 30, 2014 were inadequate to cover fixed charges by $419 million.